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December 20, 2022
Jacob C. Tiedt Shareholder +1 312 609 7697 jtiedt@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attn:	Mr. Daniel Greenspan
Re:	Nuveen Georgia Quality Municipal Income Fund (the “Target Fund”)

File No. 811- 21152

To the Commission:

On behalf of the Target Fund, this letter is in response to the comment provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on December 15, 2022 with respect to the Preliminary Proxy Statement on Schedule 14A filed by the Target Fund on December 7, 2022 (the “Proxy Statement”) in connection with the proposed merger of the Target Fund with and into a wholly-owned subsidiary of Nuveen Municipal Credit Income Fund (the “Acquiring Fund”). This merger is part of a broader transaction involving the mergers of both Nuveen Ohio Quality Municipal Income Fund and the Target Fund with and into a wholly-owned subsidiary of the Acquiring Fund. Set forth below is the staff’s comment and the Target Fund’s response. The Target Fund is filing a Definitive Proxy Statement on Schedule 14A concurrently herewith to complete missing information and to address the comments of the staff.

General

1.

Comment: We note that a Form N-14 registration statement has been filed by Nuveen Municipal Credit Income Fund in connection with the proposed mergers and that the Commission staff has provided disclosure and accounting comments on that filing. Please ensure that changes made to the Form N-14 registration statement in response to those comments, as applicable, are also reflected in the Definitive Proxy Statement to be filed by the Target Fund.

Response: For the staff’s information, the Target Fund confirms that appropriate conforming changes will be reflected in the Definitive Proxy Statement.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

December 20, 2022

If you have any questions regarding this response, please contact the undersigned at (312) 609-7697 or Deborah Bielicke Eades at (312) 609-7661.

Sincerely,

/s/ Jacob C. Tiedt
Jacob C. Tiedt
Shareholder

cc:	Deborah Bielicke Eades, Shareholder, Vedder Price P.C.